

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 5, 2006

Mr. Brian J. Jennings
Chief Financial Officer
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

> **Re:** **Devon Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Response Letter Dated June 8, 2006**
> **File No. 1-32318**

Dear Mr. Jennings:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Engineering Comments

Properties, page 16

Proved Reserves and Estimated Future Net Revenue, page 16

1.   Regarding response number 5 of your June 8, 2006 letter, as previously requested please tell us if the independent engineers that prepared and audited your proved reserves did their own geological mapping for the reserve work they performed.

2.   As to response number 6, we believe you should only add reserves in the Extensions and Discoveries category of paragraph 11 of FASB 69 after the actual drilling of extension wells that increase the areal extent of a known reservoir or the drilling of exploration wells that discover a new field or new reservoir not previously classified as proved. We do not believe future infill wells in proved reservoirs are extension or exploration wells. We believe these fit in the category of Revisions of Previous Estimates based on the evaluation of the results of previously drilled analogous wells or from price increases that also justify additional wells in proved reservoirs. One may consider this to be the result of new information. Therefore, please revise your document as previously requested.

Operation of Properties, page 21

3.   Regarding response number 7, we believe Item 102 of Regulation S-K applies to specific properties, such as a lease or leases in a field. We do not believe it applies to broad geographic areas or countries.   We believe that a company the size of Devon Energy has a number of significant properties or fields based on such things as reserves, current production, future production expectations, amount of past or future capital expenditures, number of wells or other important criteria. It would appear the Barrnett Shale, among others, is a significant field for Devon. Please revise your document to include this information.

International, page 24

4.   Regarding response number 10, please make the proposed changes for the ACG field in an amended 2005 10-K.

Results of Operations, page 32

5.   Regarding response number 14, tell us for each year beyond 2001 the ultimate recovery, net reserves and net production for the ACG field in Azerbaijan.

Notes to Consolidated Financial Statements, page 67

Quantities of Oil and Gas Reserves, page 114

6.   Regarding response number 16, after you make the revisions to the FASB 69 Reserve Reconciliation Table from the earlier comment above, please also add the appropriate explanations for the significant changes to that table in your amended 2005 10-K report.

Mr. Brian J. Jennings
Devon Energy Corporation
July 5, 2006
page 3

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director